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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    1     )*
                                          ---------

                         Sonus Pharmaceuticals, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   835692104
           --------------------------------------------------------
                                 (CUSIP Number)

           Jose M. de Lasa, Abbott Laboratories, AP6D D-364, 100 Abbott Park Road, Abbott Park, Illinois 60064-3500
           Tel: (847) 937-8905
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 14, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
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CUSIP No. 835692104                   13D                 Page     of     Pages
          ---------                                            ---    ---

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

Abbott Laboratories IRS Identification Number: 36-0698440
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Illinois
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power        500,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power        500,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     500,000
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           / /
- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     5.58%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


     A list of exhibits filed herewith is contained on the Exhibit Index immediately preceding the exhibits and is incorporated herein by reference.


               *******************************

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Abbott Laboratories

DATED: September 18, 1996   By: /s/ Duane L. Burnham
                                -----------------------------------------
                                Duane L. Burnham, Chairman of the Board
                                     and Chief Executive Officer


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                                  EXHIBIT INDEX


Exhibit Number                    Description            Sequential Page Number
- --------------                    -----------            ----------------------

                            Agreement between Abbott
      1*                    Laboratories and Sonus
                            Pharmaceuticals, Inc.
                            dated May 14, 1996

      2**                   Registration Rghts
                            Agreement

      3**                   Warrant Certificate

- -------------------
 * Confidential Portions omitted and filed separately with the Securities and Exchange Commission.

**  Previously filed.